Exhibit 12
PHH Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,

		2004	2003	2002		2001
		As	As	As		As
	2005	Restated	Restated	Restated		Restated

Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes and minority interest	$159	$172	$333	$(29)		$326
Plus: fixed charges	360	262	246	196		292

Earnings available to cover fixed charges	$519	$434	$579	$167		$618

Fixed charges(1):
Interest expense, including amortization of deferred financing costs	$348	$250	$235	$188		$284
Interest portion of rental payment	12	12	11	8		8

Total fixed charges	$360	$262	$246	$196		$292

Ratio of earnings to fixed charges	1.44x	1.66x	2.35x	0.85x	(2)	2.12x

(1)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(2)	The ratio of earnings to fixed charges for the year ended December 31, 2002 is less than one-to-one due a $29 million deficiency as a result of the $100 million goodwill impairment charge recorded in that period.